SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              EASTERN BANCORP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)
                                   276 269 107
                                 (CUSIP Number)

                              John D. Hashagen, Jr.
                      President and Chief Executive Officer
                        Vermont Financial Services Corp.
                                 100 Main Street
                           Brattleboro, Vermont 05302
                                  802-257-7151
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 13, 1996
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 2 of 10 Pages
-------------------------                              -------------------------



--------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Vermont Financial Services Corp.
--------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                        (b) |X|

--------------------------------------------------------------------------------
3                SEC USE ONLY


--------------------------------------------------------------------------------
4                SOURCE OF FUNDS*

                 SC/AF/WC
--------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) OR 2(e)     |_|


--------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                                         7              SOLE VOTING POWER
              NUMBER OF
               SHARES                                   732,425
            BENEFICIALLY               -----------------------------------------
              OWNED BY                   8              SHARED VOTING POWER
                EACH
              REPORTING                                 None
               PERSON                  -----------------------------------------
                WITH                     9              SOLE DISPOSITIVE POWER

                                                        732,425
                                       -----------------------------------------
                                         10             SHARED DISPOSITIVE POWER

                                                        None
--------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 732,425
--------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*                                                    |X|


--------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 19.9%
--------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*

                 HC/CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 3 of 10 Pages
-------------------------                              -------------------------



Item 1.  Security and issuer.

            This statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Eastern Bancorp, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 537 Central Avenue, Dover, New Hampshire 03820.

Item 2.  Identity and background.

            This statement is filed by Vermont Financial Services Corp., a Delaware corporation ("VFSC"). VFSC is a registered bank holding company providing a wide variety of banking services through its subsidiaries to individuals, corporate and other customers. These services include retail banking, consumer and commercial lending, mortgage origination and servicing and trust services. VFSC's subsidiaries are Vermont National Bank, a national banking association, and United Bank, a Massachusetts state-chartered savings bank.

            The address of the principal executive offices of VFSC is 100 Main Street, Brattleboro, Vermont 05302.

            The names, business addresses and present principal occupations or employment of the executive officers and directors of VFSC are shown on Schedule 1 to this Schedule 13D.

            During the last five years, neither VFSC nor, to the knowledge of VFSC, any of its executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and amount of funds or other consideration.

            As more fully described in Item 4 below, pursuant to the terms of the Stock Option Agreement (as defined below), VFSC will have the right, upon the occurrence of certain specified events, which are not within the control of VFSC, to purchase up to 732,425 shares of Common Stock (the "Option Shares") of the Issuer at a price of $21.00 per share. Should VFSC purchase the Option Shares pursuant to the Stock Option Agreement, VFSC intends to finance such purchase from sources that may include one or more of the following: available cash, the liquidation of securities held by VFSC, the dividending of cash from VFSC's subsidiaries or additional debt or equity financings. In addition, in the event that VFSC's rights to purchase the Option Shares become exercisable under the Stock Option Agreement, VFSC

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 4 of 10 Pages
-------------------------                              -------------------------


is entitled under the Merger Agreement, which is further described in Item 4 below, to receive a fee of $1 million.

Item 4.  Purpose of transaction.

            On November 13, 1996, VFSC entered into an Agreement and Plan of Reorganization (the "Merger Agreement") by and among VFSC, the Issuer and Vermont Federal Bank, FSB, a federally chartered stock savings bank and a wholly owned subsidiary of the Issuer ("Vermont Federal"), a copy of which is filed as Exhibit A hereto. Pursuant to the Merger Agreement, the Issuer will merge with and into VFSC (the "Merger"), the Issuer's separate corporate existence will cease and Vermont Federal will become a wholly owned subsidiary of VFSC.

            VFSC will be the surviving corporation of the Merger and will continue its corporate existence under the laws of the State of Delaware. The board of directors of the surviving corporation will consist of the members of the Board of Directors of VFSC prior to the Merger, as well as three or four designated by VFSC from among the members of the Board of Directors of the Issuer. The Certificate of Incorporation and Bylaws of the surviving corporation will the Certificate of Incorporation and Bylaws of VFSC in effect at the effective time of the Merger.

            Pursuant to the Merger Agreement, each share of Common Stock of the Issuer outstanding at the Effective Time (as defined in the Merger Agreement) of the Merger, other than shares held by the Company as treasury stock or held by dissenting holders, will entitle the holder thereof to receive consideration in an amount equal to the sum of (1) $7.25 plus (2) the product of (x) 0.49 multiplied by the average closing bid price per share of VFSC Common Stock on the Nasdaq Stock Market during the 20-trading-day period ending on the fifth business day prior to the effective date of the Merger (the "Average VFSC Closing Price"), subject to the maximum and minimum collars described in the following sentence. If the Average VFSC Closing Price is equal to or greater than $39.96, the consideration per share of the Issuer's Common Stock will be fixed at $26.83 and if the Average VFSC Closing Price is equal to or less than $29.54 but not less than $26.06, the consideration per share of the Issuer's Common Stock will be fixed at $21.72. The aggregate consideration to be paid in connection with the Merger will consist of approximately $26.65 million and approximately 1.8 million shares of VFSC Common Stock; the number of shares of VFSC Common Stock will be decreased if the Average VFSC Closing Price equals or exceeds the $39.96 maximum and increased if the Average VFSC Closing Price equals or falls below the $29.54 minimum. If the Average VFSC Closing Price is less than $26.06, the Issuer may terminate the Merger unless VFSC agrees to issue additional shares of VFSC Common Stock such that the adjusted acquisition price per share of the Issuer's Common Stock is equal to $21.72.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 5 of 10 Pages
-------------------------                              -------------------------


            The Issuer's shareholders may elect to receive cash, VFSC Common Stock or a combination of cash and VFSC Common Stock, subject to pro rata adjustment as set forth in the Merger Agreement to ensure that the total cash consideration to be paid and the total number of shares of VFSC Common Stock to be issued will equal the aggregate cash amount and share number referred to above.

            Simultaneously with the execution of the Merger Agreement, on November 13, 1996, VFSC and the Issuer entered into a Stock Option Agreement (the "Option Agreement"), a copy of which is filed as Exhibit B hereto.

            Pursuant to the Option Agreement, the Issuer granted to VFSC an option (the "Option") to purchase, subject to adjustment in certain events, up to 732,425 Option Shares at an exercise price of $21.00 per share. The Option becomes exercisable in whole or in part, after the occurrence of both an Initial Triggering Event and a Subsequent Triggering Event (each as defined below).

            The term "Initial Triggering Event" means the occurrence at any time after November 13, 1996 of: (i) the agreement by the Issuer or any subsidiary thereof to enter into, or the approval or acceptance by the Issuer's Board of Directors of or recommendation by the Issuer's Board of Directors to the Issuer's stockholders of, any transaction involving a merger or consolidation, a purchase, lease or other acquisition of all or substantially all of the assets of the Issuer or any significant subsidiary of the Issuer (except as contemplated by the Merger Agreement), or a purchase or other acquisition of securities representing fifteen percent 15% or more of the voting power of the Issuer or any significant subsidiary of the Issuer (each of the foregoing an "Acquisition Transaction") without VFSC's prior written consent; (ii) the acquisition by any person (other than VFSC, its subsidiaries and the Issuer acting in a fiduciary capacity) owning beneficially less than 15% of the outstanding shares of Common Stock on November 13, 1996 of beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock, or the acquisition by any person owning beneficially more than 15% of the outstanding shares of Common Stock on November 13, 1996 of beneficial ownership of an additional 5% of the outstanding shares of Common Stock; (iii) the making by any Person, other than VFSC or any subsidiary of VFSC, of a bona-fide proposal to the Issuer or its shareholders to engage in an Acquisition Transaction by public announcement or written communication that shall be or become the subject of public disclosure; (iv) the breach by the Issuer after a proposal as described in the preceding clause (iii) of certain covenants in the Merger Agreement, unless remedied within an applicable notice period; or (v) the filing by any person other than VFSC or any subsidiary of VFSC, other than in connection with a transaction to which VFSC has given its prior written consent, of an application or notice with the Office of Thrift Supervision or Federal Reserve Board or other federal or state bank

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 6 of 10 Pages
-------------------------                              -------------------------


regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

            The term "Subsequent Triggering Event" means either (i) the acquisition after November 13, 1996 by any person of beneficial ownership of 24.9% or more of the then outstanding Common Stock; or (ii) the occurrence of the Initial Triggering Event described in subparagraph (i) of the foregoing paragraph, except that, in respect of the purchase or other acquisition of securities of the Issuer or any significant subsidiary of the Issuer, the percentage of voting power represented by such securities shall be 24.9% rather than 15%.

            The Option will expire upon the earliest of:

               (i)      the Effective Time of the Merger;

              (ii) any termination of the Merger Agreement in accordance with the provisions thereof if such termination (w) occurs prior to the occurrence of an Initial Triggering Event, (x) is because of a failure to obtain required regulatory approvals, (y) is made at the election of the Issuer because of a specified decline in the price per share of the common stock of VFSC, or (z) by the Issuer because of a material breach by VFSC of a representation, warranty, covenant or other agreement; or

             (iii) except as provided in the foregoing clause (ii), twelve months after the termination of the Merger Agreement in accordance with the provisions thereof after the occurrence of an Initial Triggering Event.

            Notwithstanding the termination of the Option, VFSC will be entitled to purchase those Option Shares with respect to which it has exercised the Option in whole or in part prior to the termination of the Option.

            The Option Agreement also provides that upon the occurrence of any event which would cause the Option to be exercisable, the Issuer shall (i) at the request of VFSC, prepare and file a registration statement under the Securities Act of 1933 (the "Securities Act") with respect to any or all of the Option Shares and shall use its best efforts to cause such registration statement to become effective and (ii) notify VFSC of any determination by the Issuer to proceed with the preparation and filing of a registration statement under the Securities Act with respect to any of its Common Stock and cause any or all Option Shares which VFSC shall request to be included in such registration statement.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 7 of 10 Pages
-------------------------                              -------------------------


            Except as set forth in this Item 4, the Merger Agreement or the Option Agreement, neither VFSC nor, to the best of VFSC's knowledge, any of the individuals named in Schedule 1 hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

            (a) By reason of its execution of the Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), VFSC may be deemed to own beneficially 732,425 shares of Common Stock of the Issuer, which number of shares represents approximately 19.9% of the 3,675,576 shares of Common Stock reported outstanding on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1996. Although VFSC may be deemed to be the beneficial owner of the shares subject to the Option Agreement by virtue of Exchange Act Rule 13d-3(d)(1)(i), the occurrences of both an Initial Triggering Event and a Subsequent Triggering Event are subject to events other than the passage of time and outside of the control of VFSC. Accordingly, VFSC expressly disclaims present beneficial ownership of the Option Shares.

            In addition, by reason of its execution of the Letter Agreement described in Item 6 below, VFSC may be deemed, pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to be a member of a group that beneficially owns the Option Shares and, in addition, an aggregate of 711,487.79 shares of Common Stock (including 246,000 shares that may be acquired upon the exercise of options) (collectively, the "Director Shares"), representing approximately 19.4% of the shares of Common Stock reported outstanding on the Issuer's quarterly report on Form 10-Q for the period ended June 30, 1996. Notwithstanding the foregoing, pursuant to Rule 13d-4 under the Exchange Act, VFSC expressly disclaims beneficial ownership of the Director Shares.

            Except as set forth above or in a fiduciary capacity, neither VFSC nor, to the best of VFSC's knowledge, any of the individuals named in Schedule 1 hereto, owns any Common Stock.

            (b) Upon exercise of its option with respect to the Option Shares, VFSC may be deemed to have sole voting and dispositive power with respect to the Option Shares.

            (c) Neither VFSC nor, to the best of VFSC's knowledge, any of the individuals named in Schedule 1 hereto, has effected any transaction in the Common Stock during the past 60 days, excepting transactions in a fiduciary capacity.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 8 of 10 Pages
-------------------------                              -------------------------


            (d) So long as VFSC has not exercised its option with respect to the Option Shares, VFSC does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of, the Option Shares.

            (e) Not applicable.

Item 6.  Contracts,  Arrangements,   Understandings  or  Relationships  with
         Respect to Securities of the Issuer.

            The Merger Agreement contains certain customary restrictions on the conduct of the business of the Issuer pending the Merger, including certain customary restrictions relating to the Common Stock. Except as provided in the Merger Agreement or the Option Agreement or as set forth in the following paragraph, neither VFSC nor, to the best of VFSC's knowledge, any of the individuals named in Schedule 1 hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

            Pursuant to the Merger Agreement, VFSC entered into a letter agreement dated November 13, 1996 (the "Letter Agreement"), a copy of which is filed as Exhibit C hereto,. with four directors of the Issuer, John A. Cobb, E. David Humphrey, W. Stevens Sheppard and James M. Sutton, with respect to an aggregate of 711,487.79 shares of Common Stock (including 246,000 shares that may be acquired upon the exercise of options) beneficially owned by such directors. Pursuant to the Letter Agreement, each of the directors has agreed
(i) to vote all shares of stock of the Issuer beneficially owned by such director and entitled to vote thereon in favor of the Merger, (ii) to vote all such shares against any other proposal involving a merger, acquisition, consolidation, sale of a material amount of assets or other business combination with respect to the Issuer, (iii) to submit to restrictions on the transfer of such shares, and (iv) to recommend the Merger, subject to such director's fiduciary duty, to the Issuer's stockholders.

Item 7.  Material to be filed as exhibits.

            The following documents are filed as exhibits to this statement:

         Exhibit 2:    Agreement and Plan of Reorganization and Merger,   dated
                       November 13, 1996, between VFSC, the Issuer and Vermont Federal.

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 9 of 10 Pages
-------------------------                              -------------------------


         Exhibit 4: Stock Option Agreement, dated November 13, 1996, between VFSC and the Issuer.

         Exhibit 99.1: Letter  Agreement,  dated November 13, 1996, among VFSC and the individuals signatory thereto with respect to voting of shares.

         Exhibit 99.2: Schedule of Directors and Officers

                                  SCHEDULE 13D

-------------------------                              -------------------------
CUSIP No. 276 269 107                                      Page 10 of 10 Pages
-------------------------                              -------------------------


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       VERMONT FINANCIAL SERVICES CORP.



Dated:  November 25, 1996              By:/s/  John D. Hashagen, Jr.
                                          --------------------------
                                          John D. Hashagen, Jr.
                                          President and Chief Executive Officer